EVANS BANCORP, INC.

6460 Main Street

Williamsville, New York 14221

October 5, 2020

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Evans Bancorp, Inc.
Registration Statement on Form S-4 (Registration Number 333-248582)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Evans Bancorp, Inc., a New York corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-4 be declared effective on October 7, 2020 at 12:00 noon, or as soon thereafter as is practicable.

Sincerely,

/s/ John B. Connerton

John B. Connerton
Treasurer (Principal Financial Officer) (Duly Authorized Representative)